# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Life Time Group Holdings, Inc., CIK 0001869198
CUSIP: 53190C102
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 2902 Corporate Place, Chanhassen, Minnesota (MN), 55317
Date of event which requires filing of this statement: 05/05/2026
Amends the filing with accession number 0001387131-22-000428
Filed by CIK 0001903793
Persons authorized to receive notices and communications: Jennifer L. Chu, TPG Inc., 301 Commerce Street, Suite 3300, Fort Worth, Texas (TX), 76102, (817) 871-4000

## Reporting persons
- TPG GP A, LLC (CIK 0001903793): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 11,628,184; sole dispositive power 0; shared dispositive power 11,628,184; aggregate amount beneficially owned 11,628,184 (5.2% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 11 above is based on a total of 222,602,738 shares of Common Stock (as defined below) outstanding as of May 1, 2026, as reported in the Quarterly Report on Form 10-Q filed by the Issuer (as defined below) with the Securities and Exchange Commission (the "Commission") on May 5, 2026.
- James G. Coulter (CIK 0001099776): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 11,628,184; sole dispositive power 0; shared dispositive power 11,628,184; aggregate amount beneficially owned 11,628,184 (5.2% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 11 above is based on a total of 222,602,738 shares of Common Stock outstanding as of May 1, 2026, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on May 5, 2026.
- Jon Winkelried (CIK 0001366946): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 11,628,184; sole dispositive power 0; shared dispositive power 11,628,184; aggregate amount beneficially owned 11,628,184 (5.2% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 11 above is based on a total of 222,602,738 shares of Common Stock outstanding as of May 1, 2026, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on May 5, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Life Time Group Holdings, Inc.
Address of issuer's principal executive offices: 2902 Corporate Place, Chanhassen, Minnesota (MN), 55317
Comment: This Amendment No. 7 (the "Amendment") amends and supplements the Schedule 13D filed by the Reporting Persons on October 22, 2021, as amended and supplemented by Amendment No. 1 filed on January 18, 2022, Amendment No. 2 filed on August 16, 2024, Amendment No. 3 filed on November 13, 2024, Amendment No. 4 filed on March 5, 2025, Amendment No. 5 filed on June 10, 2025 and Amendment No. 6 filed on September 15, 2025 (as so amended, the "Original Schedule 13D" and, as amended and supplemented by this Amendment, the "Schedule 13D"), with respect to the Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
This Amendment amends and restates the second paragraph of Item 2(a) of the Original Schedule 13D in its entirety as set forth below:

"TPG GP A exercises direct or indirect control over entities that collectively hold 100% of the shares of Class B common stock (which represents a majority of the combined voting power of the common stock) of TPG Inc., a Delaware corporation, which is the managing member of TPG GPCo, LLC, a Delaware limited liability company, which is the sole member of TPG Holdings II-A, LLC, a Delaware limited liability company, which is the general partner of TPG Operating Group II, L.P., a Delaware limited partnership, which is the sole member of each of (i) TPG Holdings III-A, LLC, a Cayman Islands limited liability company, and (ii) TPG Holdings I-A, LLC, a Delaware limited liability company. TPG Holdings III-A, LLC is the general partner of TPG Holdings III-A, L.P., a Cayman Islands limited partnership, which is the general partner of TPG Operating Group III, L.P., a Delaware limited partnership, which is the sole member of each of (i) TPG VII Magni GenPar Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG VII Magni GenPar, L.P., a Delaware limited partnership, which is the general partner of TPG VII Magni SPV, L.P., a Delaware limited partnership, which directly holds 10,162,011 shares of Common Stock, and (ii) TPG Lonestar GenPar I Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Lonestar GenPar I, L.P., a Delaware limited partnership, which is the general partner of TPG Lonestar I, L.P., a Delaware limited partnership, which directly holds 70,565 shares of Common Stock. TPG Holdings I-A, LLC is the general partner of TPG Operating Group I, L.P, a Delaware limited partnership, which is the sole member of TPG GenPar VII Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG GenPar VII, L.P., a Delaware limited partnership, which is the sole member of TPG VII SPV GP, LLC, a Delaware limited liability company, which is the general partner of TPG VII Magni Co-Invest, L.P., a Delaware limited partnership (together with TPG VII Magni SPV, L.P. and TPG Lonestar I, L.P., the "TPG Funds"), which directly holds 1,395,608 shares of Common Stock."
Residence or business address:
This Amendment amends and restates Item 2(b) of the Original Schedule 13D in its entirety as set forth below:

"The business address of each Reporting Person is c/o TPG Inc., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

The following list includes the name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of TPG GP A (the "TPG GP A Officers"). All addresses are c/o TPG Inc., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

James G. Coulter (Executive Chairman)
Jon Winkelried (Chief Executive Officer)
Jack Weingart (Chief Financial Officer)
Todd Sisitsky (President)
Anilu Vazquez-Ubarri (Chief Operating Officer)
Jennifer L. Chu (General Counsel)
Joann Harris (Chief Compliance Officer)
Martin Davidson (Chief Accounting Officer)
Steven A. Willmann (Treasurer)
Jean-Baptiste Garcia (Vice President)
Matthew White (Vice President)"

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment amends and restates the final two paragraphs of Item 4 of the Original Schedule 13D in their entirety as set forth below:

"May 2026 Private Placement

On May 5, 2026, the TPG Funds entered into a Share Purchase Agreement (the "May 2026 SPA") with Atairos Group, Inc. and the other parties thereto whereby the TPG Funds agreed to sell, and an affiliate of Atairos Group, Inc. agreed to purchase, an aggregate of 3,365,996 shares of Common Stock at a price of $28.60 per share in a private transaction exempt from registration under the Securities Act of 1933 (the "May 2026 Private Placement"). The May 2026 Private Placement is expected to settle in two tranches, with the first tranche consisting of 1,784,837 shares of Common Stock from the TPG Funds and settling on May 7, 2026, and the second tranche expected to settle after satisfaction of customary closing conditions, including that the applicable waiting period under the Hart-Scott Rodino Antitrust Improvement Act of 1976 has expired or been terminated.

May 2026 Share Repurchase
In addition to the May 2026 Private Placement, on May 5, 2026, the TPG Funds entered into a Share Repurchase Agreement (the "May 2026 Repurchase Agreement") with the Issuer and the other selling stockholder parties thereto pursuant to which the TPG Funds agreed to sell, and the Issuer agreed to purchase, an aggregate of 843,955 shares of Common Stock at a price of $28.60 per share (the "May 2026 Share Repurchase"). The May 2026 Share Repurchase closed on May 7, 2026.

May 2026 Offering
On May 7, 2026, the TPG Funds sold an aggregate of 3,573,676 shares of Common Stock at a price of $31.46 per share pursuant to Rule 144 under the Securities Act of 1933, as amended.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedule I hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer(greek question mark) entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries(greek question mark) selling or transferring a material amount of assets of the Issuer or any of its subsidiaries(greek question mark) changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Issuer(greek question mark) materially changing the present capitalization or dividend policy of the Issuer(greek question mark) materially changing the Issuer's business or corporate structure(greek question mark) changing the Issuer's certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person(greek question mark) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association(greek question mark) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended(greek question mark) and taking any action similar to any of those enumerated above.

Reference to and description of the Lock-Up Agreement, Stockholders Agreement, August 2024 Underwriting Agreement, August 2024 Lock-Up Agreement, February 2025 Underwriting Agreement, February 2025 Lock-Up Agreement, June 2025 Underwriting Agreement, June 2025 Lock-Up Agreement, May 2026 SPA and May 2026 Repurchase Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the form of Lock-Up Agreement, Stockholders Agreement, August 2024 Underwriting Agreement, form of August 2024 Lock-Up Agreement, February 2025 Underwriting Agreement, form of February 2025 Lock-Up Agreement, June 2025 Underwriting Agreement, form of June 2025 Lock-Up Agreement, May 2026 SPA and May 2026 Repurchase Agreement, which are filed as exhibits hereto and are incorporated by reference herein."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
This Amendment amends and restates the second paragraph of Item 5(a)-(b) of the Original Schedule 13D in its entirety as set forth below:

"(a)-(b) The following sentence is based on a total of 222,602,738 shares of Common Stock outstanding as of May 1, 2026, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on May 5, 2026. Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 11,628,184 shares of Common Stock, which constitutes approximately 5.2% of the outstanding shares of Common Stock."
Number of shares as to which each person has sole or shared power to vote or dispose: See response to Item 5(a) above.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
This Amendment amends and restates Item 7 of the Original Schedule 13D in its entirety as set forth below:

"1. Agreement of Joint Filing by TPG Group Holdings (SBS) Advisors, Inc., TPG GP A, LLC, TPG Advisors VII, Inc., TPG Advisors VI, Inc., TPG Advisors VI-AIV, Inc., TPG Asia Advisors VI, Inc., David Bonderman, James G. Coulter, Jon Winkelried and Karl Peterson dated as of January 18, 2022 (incorporated herein by reference to Exhibit 1 to Amendment No. 4 to Schedule 13D filed by TPG GP A, LLC, David Bonderman, James G. Coulter and Jon Winkelried on January 18, 2022 with respect to the shares of common stock of Allogene Therapeutics, Inc.).

2. Form of Lock-Up Agreement by and among certain stockholders and the directors and officers of the Issuer and the Representatives (incorporated by reference to Exhibit A of Exhibit 1.1 to the Issuer's Registration Statement on Form S1/A filed with the Commission on September 29, 2021).

3. Stockholders Agreement, dated as of October 6, 2021, by and among the Issuer and certain stockholders (incorporated by reference to Exhibit 10.1 to Issuer's Current Report on Form 8-K filed with the Commission on October 12, 2021).

4. Underwriting Agreement, dated August 12, 2024 by and among Life Time Group Holdings, Inc., the selling stockholders listed in Schedule I thereto and Morgan Stanley & Co. LLC and BofA Securities, Inc., as representatives of the several underwriters listed in Schedule II thereto (incorporated by reference to Exhibit 1.1 to the Issuer's Current Report on Form 8-K filed with the Commission on August 14, 2024).

5. Form of Lock-Up Agreement, by and among each of the selling stockholders listed in Schedule I to the Underwriting Agreement and Morgan Stanley & Co. LLC and BofA Securities, Inc., as representatives of the several underwriters listed in Schedule II to the Underwriting Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer's Current Report on Form 8-K filed with the Commission on August 14, 2024).

6. Underwriting Agreement, dated February 27, 2025 by and among Life Time Group Holdings, Inc., the selling stockholders listed in Schedule I thereto and J.P. Morgan Securities LLC and BofA Securities, Inc., as underwriters (incorporated by reference to Exhibit 1.1 to the Issuer's Current Report on Form 8-K filed with the Commission on March 3, 2025).

7. Form of Lock-Up Agreement, by and among each of the selling stockholders listed in Schedule I to the Underwriting Agreement and J.P. Morgan Securities LLC and BofA Securities, Inc., as underwriters (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer's Current Report on Form 8-K filed with the Commission on March 3, 2025).

8. Underwriting Agreement, dated June 5, 2025 by and among Life Time Group Holdings, Inc., the selling stockholders listed in Schedule I thereto and J.P. Morgan Securities LLC and BofA Securities, Inc., as underwriters (incorporated by reference to Exhibit 1.1 to the Issuer's Current Report on Form 8-K filed with the Commission on June 6, 2025).

9. Form of Lock-Up Agreement, by and among each of the selling stockholders listed in Schedule I to the Underwriting Agreement and J.P. Morgan Securities LLC and BofA Securities, Inc., as underwriters (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer's Current Report on Form 8-K filed with the Commission on June 6, 2025).

10. Stock Purchase Agreement, dated as of May 5, 2026, by and among A-LFT Holdings LLC, Atairos Group Inc. and the several Sellers party thereto.

11. Share Repurchase Agreement, dated as of May 5, 2026, by and among Life Time Group Holdings, Inc. and the selling stockholders set forth in Schedule I thereto (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Commission on May 7, 2026)."

## Signatures
- TPG GP A, LLC: /s/ Matthew White, Matthew White / Vice President (05/07/2026)
- James G. Coulter: /s/ Gerald Neugebauer, Gerald Neugebauer, on behalf of James G. Coulter (1) (05/07/2026)
- Jon Winkelried: /s/ Gerald Neugebauer, Gerald Neugebauer, on behalf of Jon Winkelried (2) (05/07/2026)
Comment: (1) Gerald Neugebauer is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Coulter on February 7, 2024 (SEC File No. 001-41617).

(2) Gerald Neugebauer is signing on behalf of Mr. Winkelried pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Winkelried on February 7, 2024 (SEC File No. 001-41617).